SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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Ms. Kate McHale

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F. Street N.E.

Washington, D.C. 20549

Re:	Stevens Holding Company, Inc.
Registration Statement on Form S-4/S-1
Filed May 8, 2018 (File No. 333-224754)

Dear Ms. McHale:

On behalf of Stevens Holding Company, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s registration statement on Form S-4/S-1 filed with the Commission on May 8, 2018 (the “Registration Statement”) contained in your letter dated June 7, 2018 (the “Comment Letter”), set forth below are the Company’s responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein shall have the same meaning set forth in Amendment No. 1.

Ms. Kate McHale

June 21, 2018

Cover Page

1.	Please disclose on the cover of your prospectus, the aggregate value of the consideration to be paid for the relevant portions of the A&S business, calculated as of a recent date.

Response: In accordance with the Staff’s comment, the cover page of the prospectus has been amended to include the requested information.

Helpful Information, page 1

2.	Please include “Termination Fee” as one of your reference terms and definitions.

Response: In accordance with the Staff’s comment, the requested disclosure has been added on page 7 of the prospectus.

Questions and Answers about this Exchange Offer

Q: Will I be able to sell my shares of Newco common stock after this Exchange Offer is completed?, page 13

3.	Please clarify that participants in the exchange offer will not receive shares of Newco but will be given shares of Altra, which can be sold.

Response: In accordance with the Staff’s comment, the requested disclosure has been added on page 13 of the prospectus.

The Transactions, page 30

4.	Please include the specific estimated values, using data as of a recent date, of all the elements of the transaction, including the Direct Sales Purchase price, the Newco securities, and any other debt obligations or liabilities Newco or Altra will take on as a result of the transactions. Please provide an overall aggregate estimate of what Altra will pay and what they will receive in these transactions.

Response: In accordance with the Staff’s comment, the requested disclosure has been added on page 31 of the prospectus.

Transaction Steps, page 31

5.	Briefly discuss the reasons for structuring a separate sale of the Direct Sale Assets.

Response: In accordance with the Staff’s comment, the requested disclosure has been added on page 31 of the prospectus.

Ms. Kate McHale

June 21, 2018

Calculation of the Merger Consideration, page 35

6.	Clarify how any additional shares issued by Newco to ensure the desired 1 for 1 exchange ratio will be treated in the split-off/spin-off. Will exchanging holders receive a pro rata portion of those shares?

Response: In accordance with the Staff’s comment, the requested disclosure has been added on pages 10, 36, 54 and 149 of the prospectus to clarify that the additional shares will be issued by Newco prior to the Distribution, and as a result, exchanging holders will receive a pro rata portion of any such additional shares issued by Newco.

Summary Comparative Historical and Pro Forma Per Share Data, page 52

7.	Please expand your presentation to include the requisite equivalent pro forma per share data. Refer to Item 3(f) of Form S-4 for guidance.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the assets and entities constituting the A&S Business have historically been owned and operated by Newco’s parent, Fortive, and its subsidiaries, rather than by Newco. Therefore, the Company respectfully submits that historical per share data for the A&S Business is not material to investors because the A&S Business’s assets and entities were owned and operated by Fortive and its subsidiaries during the applicable historical period. Further, certain assets and entities constituting the A&S Business, excluding the Direct Sales Assets, will be contributed to Newco immediately prior to the Distribution and the shares of Newco common stock will subsequently be converted into the right to receive shares of Altra common stock immediately after the Distribution. The value of Newco common stock is based on the value of Altra common stock to be issued in the Merger, and offerees who elect to tender their shares will become Altra stockholders. Therefore, pro forma per share data for the A&S Business as an independent entity is not material to stockholders’ decision to tender their shares of Fortive common stock. As a result, the Company respectfully advises the Staff that the pro forma per share data that would be material to stockholders’ decision to tender their shares of Fortive common stock is the pro forma per share data for Altra, which is included on page 52 of the prospectus.

The Exchange Offer, page 81

8.	Notwithstanding the fact NewCo is not yet a reporting company, please advise us whether the financial information required by Item 10 of Schedule TO and corresponding Item 1010 of Regulation M-A will be provided by both Fortive and NewCo.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has included the required financial information for the A&S Business and Newco in the F pages of the prospectus. Because Newco is a shell company with no assets or operations, its financial information has been limited to balance sheets as of March 30, 2018 and February 15, 2018, and the Company does not believe that additional financial information regarding

Ms. Kate McHale

June 21, 2018

Newco would be material to investors. Financial information for Fortive is incorporated by reference to Fortive’s filings with the SEC. In addition, Fortive has determined that pro forma financial information for Fortive giving effect to the Transactions would not be material to a Fortive stockholder’s decision whether to tender in the Exchange Offer. Therefore, Fortive’s pro forma financial information is not included in the prospectus.

9.	To the extent that the financial information required by Item 1010(a) of Regulation M-A is incorporated by reference into the Schedule TO, it must be summarized in accordance with Item 1010(c) of Regulation M-A. See General Instruction 6 to Item 10 of Schedule TO. Unless the financial statements required by Item 10 of Schedule TO and corresponding Item 1010(a) of Regulation M-A will be printed and delivered to security holders being invited to tender, please confirm that a ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, also will be disclosed for the two most recent fiscal years and the interim periods as provided under Item 1010(a)(3) of Regulation M-A. Refer to Item 1010(c)(4) of Regulation M-A.

Response: In accordance with the Staff’s comment, the Company has included the ratio of earnings to fixed charges for the requested periods on page 48 of the prospectus.

10.	Information required by Items 1010(a)(1), 1010(a)(2) and 1010(a)(3) of Regulation M-A may be incorporated by reference into the Schedule TO, and not republished in the disclosure document distributed to security holders, only if such information is directly included as an exhibit to Schedule TO. See General Instruction F. The reference to “a copy” in that instruction is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please confirm that the exhibit list to Schedule TO will expressly include any information so incorporated and not simply the associated prospectus and/or registration statement.

Response: In response to the Staff’s comment, the Company confirms its intention to include on the exhibit list to Schedule TO any information so incorporated by reference and not simply the associated prospectus and/or registration statement.

11.	Given the existing pro forma disclosures that appear in the registration statement, please confirm that a pro forma ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period also will be provided, or advise. Refer to Item 10 of Schedule TO and corresponding Item 1010(b)(2) of Regulation M-A.

Response: In accordance with the Staff’s comment, the Company has included the pro forma ratio of earnings to fixed charges for the requested periods on page 51 of the prospectus.

Ms. Kate McHale

June 21, 2018

Altra’s Liquidity and Capital Resources, page 100

12.	Please balance your discussion of anticipated annualized cost savings with a discussion of the additional interest costs you will incur related to the Newco Notes, Newco Securities and Altra Term Loan B facility.

Response: In accordance with the Staff’s comment, the requested discussion of additional interest costs has been added on page 100 of the prospectus.

Unaudited Combined Pro Forma Information of Altra and the A&S Business, page 119

13.	Please update your pro forma financial information as of your latest interim period in accordance with Article 11(c)(2)(i) of Regulation S-X.

Response: In accordance with the Staff’s comment, the requested update has been included on pages 50-52, 65, 100, 113 and 119-129 of the prospectus.

Note 2- Unaudited Pro Forma Adjustments, page 124

14.	Please expand your disclosure in footnote (D) to explain how you estimated the fair value of A&S’s customer relationships and tradenames and trademarks and to disclose the material underlying assumptions used.

Response: In accordance with the Staff’s comment, the requested disclosure regarding the A&S Business’s customer relationships, tradenames and trademarks has been added to footnote (D) on page 125 of the prospectus.

15.	With reference to the information presented under the caption, Treatment of Fortive Equity Incentive Awards, on page 229, please address the need to reflect any related pro forma adjustments and footnote disclosures.

Response: The Company acknowledges the Staff’s comment and confirms that the information presented in the section of the prospectus entitled “Other Agreements—Employee Matters Agreement—Treatment of Fortive Equity Incentive Awards” is reflected in the pro forma adjustments and footnote (J) on page 127 of the prospectus.

16.	With reference to the $1.6 billion of equity consideration reflected in footnote E and the guidance in ASC 805-30-30-7, please address the need to disclose a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in Altra’s recent common stock price. In this regard, we note that footnote (H) indicates that you valued the 35 million shares of Altra common stock at $47.07 based on the average trading price of Altra common stock for the first five days following the announcement of the Transactions on March 7, 2018.

Response: The Company acknowledges the Staff’s comment and confirms that a sensitivity analysis based upon changes in Altra’s common stock price has been added to footnote (H) on page 127 of the prospectus.

Ms. Kate McHale

June 21, 2018

17.	Please expand your disclosure in footnotes (F)(1) and (2) to include a more comprehensive discussion of the specific terms of the Newco Notes, Newco Securities and Altra Term Loan B Facility, including their related assumed interest rates.

Response: In accordance with the Staff’s comment, the Company has added the requested disclosure regarding the Newco Notes, the Newco Securities and the Altra Term Loan B Facility to footnotes (F)(1) and F(2) on page 126 of the prospectus.

18.	Please expand your disclosure in footnote (E) to address any accounting implication related to the Adjustment Payment discussed on page 184.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has considered the Staff’s comment and has determined that no additional disclosure is necessary because no Adjustment Amount is payable. See the added disclosure on page 194 of this prospectus. Accordingly, there will be no accounting implication related to the Adjustment Payment.

19.	We note that the adjustment referenced in footnote (J) relates to additional transaction costs that cannot be capitalized. With reference to Article 11-02(b)(5) of Regulation S-X, please address the appropriateness of this adjustment as it relates to your pro forma combined statement of operations.

Response: In response to the Staff’s comment, the Company added disclosure regarding the elimination of historical compensation expense related to new grants of equity incentive awards to A&S Business employees on page 127 of the prospectus.

Background of the Transactions, page 149

20.	Please disclose who initiated the discussion on October 24, 2017 and more detail with regard to Fortive’s decision to sell, and Altra’s interest in buying, its A&S business. Disclose whether Fortive sought or received other indications of interest for its A&S business and if so, how it determined to pursue the transactions with Altra.

Response: In response to the Staff’s comment, the Company added additional disclosure regarding the above-referenced discussion on October 24, 2017, Fortive’s decision to sell, and Altra’s interest in buying, the A&S Business and whether Fortive sought or received other indication of interest for its A&S Business on page 150 of the prospectus.

21.	Please elaborate on the “significant unresolved business issues” discussed on February 5, 2018 and Fortive’s proposal to address the “unresolved business and legal issues in the Transaction Documents”.

Response: In response to the Staff’s comment, the Company has added additional disclosure on page 153 of the prospectus to elaborate on the “significant unresolved business issues” discussed on February 5, 2018 and the Company’s proposal to address the “unresolved business and legal issues in the Transaction Documents.”

Ms. Kate McHale

June 21, 2018

22.	Briefly disclose what a Reverse Morris Trust transaction is and why the companies chose this structure over others. Discuss whether Fortis considered any additional structures or transactions.

Response: In accordance with the Staff’s comment, the requested disclosure has been revised on page 150 of the prospectus to briefly disclose what a Reverse Morris Trust transaction is and explain why it was chosen by the parties.

23.	Please disclose the terms originally proposed by UBS that were discussed by Altra on November 10, 2017 and provide greater detail with regard to the negotiation of material terms from November until the execution of the merger agreement.

Response: In accordance with the Staff’s comment, the requested disclosure of the terms originally proposed by UBS was added on page 151 of the prospectus and additional detail with regard to the negotiation of material terms was added on pages 151-155 of the prospectus.

Altra’s Reasons for the Transactions, page 156

24.	You disclose one of the considerations by Altra’s Board was the expectation cash flow from the combined transaction “would be strong enough to allow Altra to maintain its current annual dividend.” However, the pro forma dividend projection on page 110 suggests the Altra dividend will be less than half your current annual dividend. Please reconcile this disclosure here and on page 21.

Response: In accordance with the Staff’s comment, the Company has added the requested reconciliation to pages 52 and 113 of the prospectus.

Opinion of KeyBanc Capital Markets Inc., page 170

25.	Please disclose the fee paid to KeyBanc in connection with the transactions.

Response: In accordance with the Staff’s comment, the requested disclosure has been added on page 178 of the prospectus.

Certain Financial Forecasts Prepared by Fortive, page 183

26.	Please revise the second paragraph to clarify that Fortive disclaims responsibility and association with the financial projections, only to the extent allowed by applicable law.

Response: In accordance with the Staff’s comment, the requested clarification has been added on page 183 of the prospectus.

Ms. Kate McHale

June 21, 2018

Merger Consideration, page 194

27.	Given the impact the Adjustment Payment may have on the amount received by participants in the exchange offer, please disclose a range of consideration values based on current VWAP values for Fortive and Altra.

Response: In response to the Staff’s comment, the Company notes that based on the Audited Financial Statements, no Adjustment Payment will be made in connection with the contemplated transactions. See page 193 of the prospectus. The disclosure on page 194 of the prospectus has been clarified to indicate that based on the Audited Financial Statements no Adjustment Amount is payable and, accordingly, the Adjustment Amount will not impact the amount received by participants in the exchange offer.

Representations and Warranties, page 196

28.	We note your disclosure in the first paragraph “assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged.” Please note disclosure regarding an agreement’s representations or covenants constitutes disclosure to investors. You are required to consider whether additional disclosure is necessary in order to put the information into context so that such information is not misleading.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has considered the Staff’s comment and has determined that no additional disclosure is necessary to put the information in the prospectus into context so that such information is not misleading. In the event that the Company becomes aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the representations and warranties contained in the Merger Agreement, the Company will include additional disclosure in the prospectus or public reports to the extent necessary, so that such information is not misleading.

Financial Statements of the Automation & Specialty Business of Fortive Corporation, page F-1

29.	Please update these financial statements for the quarter ended March 31, 2018 in accordance with Rule 3-05(b)(1) of Regulation S-X.

Response: In accordance with the Staff’s comment, the requested update has been included on pages F-35 to F-49 of the prospectus.

Note 1. Business Overview and Basis of Presentation, page F-8

30.	We that the combined financial statement are that of A&S Business (i.e. Fortive Corporation’s Automation & Specialty Platform, excluding Fortive’s Hengstler and Dynaper businesses). By analogy to SAB Topic 5.Z.7, please quantify and clarify the nature of Hengstler and Dynaper businesses such that you determined it was appropriate to exclude these businesses in the combined financial statements.

Ms. Kate McHale

June 21, 2018

Response: In response to the Staff’s comment, the Staff is supplementally advised that, as discussed in the prospectus, the Portescap, Kollmorgen, Thomson and Jacobs Vehicle Systems businesses are part of the proposed transaction and are included in Fortive’s Automation & Specialty (“A&S”) Platform. The Hengstler and Dynapar businesses are also part of Fortive’s A&S Platform but are not included in the proposed transaction. As such, Hengstler and Dynapar will continue to be part of Fortive post contribution of the other A&S businesses to Newco. The Hengstler and Dynapar businesses represent less than 15% of the net sales and net assets of the A&S platform. The Company believes the exclusion of the Hengstler and Dynapar businesses is appropriate and in accordance with SAB Topic 5.Z.7 which states that, “in limited circumstances involving the initial registration of a company under the Exchange Act or Securities Act, the staff has not objected to financial statements that retroactively reflect the reorganization of the business as a change in the reporting entity if the spin-off transaction occurs prior to effectiveness of the registration statement. This presentation may be acceptable in an initial registration if the Company and the subsidiary are in dissimilar businesses, have been managed and financed historically as if they were autonomous, have no more than incidental common facilities and costs, will be operated and financed autonomously after the spin-off, and will not have material financial commitments, guarantees, or contingent liabilities to each other after the spin-off.”

Fortive has never presented standalone financial statements for the A&S Platform within any filings. Further, the businesses within the A&S Platform are operated independently of each other, with dedicated management teams, each business has separate facilities from which they conduct operations, and will not have material financial commitments, guarantees or contingent liabilities with Hengstler and Dynapar after the transaction is complete. As such, the financial results of Hengstler and Dynapar are appropriately not included within this registration statement filing.

While the A&S Platform businesses included in the Transaction are defined within the registration statement, and reference to the exclusion of the Hengstler and Dynapar businesses is made within that definition, the requested clarification has been added in Note 1 to the Combined Financial Statements that the Hengstler and Dynapar businesses are excluded from the proposed Transaction and will remain part of Fortive.

Exhibits

31.	Please file the Altra Commitment Letter as an exhibit, or advise.

Response: In response to the Staff’s comment, the Company has included the Altra Commitment Letter as Exhibit 99.12 to the registration statement (incorporated by reference to Exhibit 10.2 to Altra’s Quarterly Report on Form 10-Q filed on May 9, 2018 (File No. 001-33209)).

Ms. Kate McHale

June 21, 2018

General

32.	Please send us copies of the board books and any other materials provided by the financial or other advisors to assist the Board of Directors in evaluating the transaction.

Response: In response to the Staff’s comment, the Staff is supplementally advised that no board books or other materials were provided by the financial or other advisors to Fortive or the Company to assist their boards in evaluating the Transaction. Altra is supplementally providing to the Staff the board books provided by its financial advisors to assist the Altra Board of Directors in evaluating the transaction.

33.	Throughout the prospectus, you disclose former Fortive shareholders will hold 54% of Altra common stock after the transactions are completed. Discuss whether this percentage could increase or decrease, absent an amendment to the Merger Agreement. For example, we note your disclosure throughout that the conversion of newco shares to Altra shares will not include “shares of Newco common stock held by Fortive, Newco Altra or Merger Sub.” Is it possible that these entities could hold newco shares after the spilt-off/spin-off and, if so could they elect to convert their newco shares to Altra shares? Further, please explain how the upper limit on the exchange ratio might affect the final ownership percentages.

Response: In response to the Staff’s comment, the Staff is supplementally advised that the Merger Agreement provides for a fixed number of shares of Altra common stock to be issued in the Merger, subject to adjustment only for the Adjustment Amount (which has been determined to not be applicable based on the Audited Financial Statements). In addition, Altra is subject to covenants in the Merger Agreement that limit its ability to issue new shares of Altra common stock. Furthermore, at the effective time of the Merger, by virtue of the Merger, each share of Newco common stock held by Fortive, Newco, Altra or Merger Sub will be canceled and cease to exist, and no consideration will be delivered in exchange therefor. Accordingly, by virtue of the merger and pursuant to the terms of the Merger Agreement, it is not possible that these entities could hold shares of Newco common stock after the split-off/spin-off and elect to convert their shares of Newco common stock into shares of Altra common stock. As a result, the 54% is not expected to change absent an amendment to the Merger Agreement. In accordance with the Staff’s comment, clarifying changes have been added on the cover page and pages 10, 19, 33, 35, 36, 54, 86, 146, 149 and 194 of, and the exhibits (as applicable) to, the prospectus.

In addition, the Staff is supplementally advised that the upper limit on the exchange ratio was set by Fortive to ensure that an unusual or unexpected drop in the trading price of Altra common stock, relative to the trading price of Fortive common stock, would not result in an unduly high number of shares of Newco common stock being exchanged for each share of Fortive common stock accepted in the Exchange Offer. The upper limit will only have an impact on the exchange ratio in the Exchange Offer and will not impact the 1 for 1 exchange ratio in the Merger. Accordingly, the upper limit will not have any impact on the final ownership percentages of Fortive and Altra stockholders, because it does not affect the Merger exchange ratio.

Ms. Kate McHale

June 21, 2018

34.	Please ensure consistency of disclosure throughout the documents filed on behalf of Stevens and Altra. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes, as applicable.

Response: The Company acknowledges the Staff’s comment and confirms that the documents filed on behalf of Stevens and Altra will be consistent as applicable, and corresponding changes will be made to these filings to the extent necessary to ensure such consistency.

35.	Please provide additional detail about which factors you will consider in deciding whether to consummate a spin-off or a split-off. You refer to “market conditions.” Please explain in more detail which conditions will weigh on the determination and quantify decision-points if possible.

Response: In response to the Staff’s comment, the Company has added additional detail about the factors the Company will consider in deciding whether to consummate a spin-off or a split-off in the explanatory note and on pages 19, 32 and 146.

36.	Refer to your registration statement fee table. Please tell us what authority you relied upon not to remit a separate filing fee for those of your securities that will be exchanged for Altra shares.

Response: In response to the Staff’s comment, the Staff is supplementally advised that the filing fee was calculated pursuant to Rule 457(c) and Rule 457(f) under the Securities Act of 1933. Rule 457(f) only requires one registration fee to be paid where securities are to be offered for other securities. In the contemplated Transactions, the shares of Newco common stock that will be exchanged for shares of Fortive common stock will be immediately converted into shares of Altra common stock, and tendering holders of Fortive common stock will never actually hold shares of Newco common stock. In effect, the contemplated Transactions will have the effect of an immediate exchange of shares of Fortive common stock for shares of Altra common stock. Accordingly, given the contemplated Transactions are effectively one exchange of securities for other securities, only one filing fee is payable. The applicable filing fee was paid in connection with Altra Industrial Motion Corp.’s Registration Statement on Form S-4 (Registration No. 333-224750), which was filed on May 8, 2018.

Moreover, Rule 0-11(a)(2) under the Securities Exchange Act of 1934 provides that only one fee per transaction shall be paid. The contemplated Transactions are part of a single transaction, even though different filings are being made, or will be made, by Altra, the Company and Fortive.

Further, the Staff is supplementally advised that in other Reverse Morris Trust transactions structured similarly to the contemplated transactions, only one filing fee was payable. See, e.g., Blue Cube Spinco Inc.’s Registration Statement on Form S-4 and Form S-1 (Registration No. 333-204006), CBS Radio Inc.’s Registration Statement on Form S-4 and Form S-1 (Registration No. 333-217273) and Abacus Innovations Corporation’s Registration Statement on Form S-4 and Form S-1 (Registration No. 333-210797).

Ms. Kate McHale

June 21, 2018

37.	Advise us whether or not NewCo will be identified as a co-offeror on Schedule TO. It appears that NewCo could be considered an affiliate of Fortive, and thus subject to Rule 13e-4, and also a person “on whose behalf” within the meaning of Instruction K(1) of Schedule TO Fortive is making the offer. To the extent NewCo is identified as a co-offeror, NewCo will need to sign the Schedule TO and provide the disclosures required by any line items within Schedule TO applicable to a person making the tender offer.

Response: In response to the Staff’s comment, the Company notes that Instruction K(1) of Schedule TO defines the term offeror as “any person who makes a tender offer or on whose behalf a tender offer is made.” The Company respectfully submits that the Exchange Offer will be made by Fortive on its own behalf, not on behalf of Newco. Fortive owns all of the shares of common stock of Newco and no shares of Newco will be issued in the Exchange Offer. The success of the Exchange Offer will not affect Newco; if fewer than all of the issued and outstanding shares of Newco common stock are exchanged because the Exchange Offer is not fully subscribed, the remaining shares of Newco common stock owned by Fortive will be distributed on a pro rata basis to Fortive stockholders whose shares of Fortive common stock remain outstanding after the consummation of the Exchange Offer, and the relative percentage ownership of the Fortive stockholders and Altra stockholders following the Merger will not be affected. Therefore, the Exchange Offer would be made by Fortive on its own behalf, not on behalf of Newco, and, accordingly, Newco will not be identified as a co-offeror on the Schedule TO.

38.	We understand a Schedule TO will be filed pursuant to Rule 14d-3 before the tender offer commences. We presume the Schedule TO will be incorporating disclosure by reference from the associated Form S-4/Form S-1 submitted by Stevens Holding Company, Inc. Please confirm that the any disclosures required by Schedule TO expected to be incorporated by reference from the Form S-4/Form S-1 will be provided within the Form S-4/Form S-1 before the tender offer commences. Please also confirm that any information incorporated by reference will be filed as an exhibit to the Schedule TO. See General Instruction F to Schedule TO.

Response: In response to the Staff’s comment, the Company confirms that any disclosures required by Schedule TO expected to be incorporated by reference from the Form S-4/Form S-1 will be provided within the Form S-4/Form S-1 before the tender offer commences. The Company also confirms that any information incorporated by reference will be filed as an exhibit to the Schedule TO.

39.	We noticed the statement in the Explanatory Note to the Form S-4 and Form S-1 that Fortive is filing the registration statement “to register the shares of common stock.” In the introductory remarks that will be made in the impending filing of the Schedule TO, please confirm that the Offeror(s) will explain that a registration statement has been filed to register the offer of NewCo common stock – as distinguished from registering the class of NewCo common stock given that only transactions involving the offer and sale of securities are required to be registered under the Securities Act of 1933.

Ms. Kate McHale

June 21, 2018

Response: The Company has considered the Staff’s comment and confirms that the Offeror will explain in the introductory sections to the Schedule TO that a registration statement has been filed to register the offer of Newco common stock. Additionally, in accordance with the Staff’s comment, the Explanatory Note has been revised to indicate that the registration statement has been filed to register the offer of shares of Newco common stock.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-7886.

Sincerely,

/s/ Thomas W. Greenberg

Thomas W. Greenberg

cc:	Tracie Mariner

Jeanne Booker

Amanda Ravitz

Daniel B. Kim

Glenn E. Deegan

Thomas E. Dunn